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                             September 20, 2022

       Ken Rice
       Chairman and Chief Financial Officer
       Next Bridge Hydrocarbons, Inc.
       6300 Ridglea Place, Suite 950
       Fort Worth, TX 76116

                                                        Re: Next Bridge
Hydrocarbons, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 6,
2022
                                                            File No. 333-266143

       Dear Mr. Rice:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Litigation may adversely affect our business, financial condition, and results of operations., page
       9

   1. We note your response to prior comment 1. We further note that Meta Materials
                                                        Inc. disclosed in its
recent Form 10-Q for the quarter ended June 30, 2022 that in
                                                        September 2021, Meta
Materials Inc. received a subpoena from the Securities and
                                                        Exchange Commission,
Division of Enforcement, requesting the production of certain documents and
information related to, among other things, the merger involving
                                                        Torchlight Energy
Resources, Inc. and Meta Materials Inc. Please revise your Risk
                                                        Factors and Legal
Proceedings sections to disclose this information or tell us why this
 Ken Rice
FirstName
Next BridgeLastNameKen   Rice
            Hydrocarbons,  Inc.
Comapany 20,
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         disclosure is not required.
Business
Our Properties, page 38

2. We have read your response to prior comment 3 and the revisions made to the table of development and exploratory wells on page 39 of Amendment No. 1, but note the table still includes: 1) cumulative totals as of the beginning and end of the annual periods presented, 2) test wells unidentified as productive or dry, and 3) unexplained negative well values.

         Please revise your tabular disclosure to: 1) remove the cumulative well totals and show only the wells drilled during each period shown to comply with Item 1205(a), 2) classify test wells drilled with the intent to complete as "productive wells" if they found oil and gas in sufficient quantities (regardless of whether or not the attempt to complete the well was successful), or as "dry wells" if they did not, and 3) revise your table to also include as part of a line item entry labeled "dry wells," those wells disclosed with negative values as dry wells, if true, and remove the negative parentheses. Also, please add the heading "Drilling Activities" to identify the table. Refer to the disclosure requirements in
         Item 1205(a) and (b) of Regulation S-K.
3. We have read your responses to prior comments 4 and 5, and note your revised productive well disclosure in the Total Wells table appears to include two currently producing wells and two test wells identified in your added narrative as successfully completed and shut-in waiting on hook-up to a gas pipeline. To comply with the disclosure requirements in Item
         1208(a), these four productive wells should be further classified as oil wells or gas wells.
         For disclosure clarify, please consider removing the additional table "Well Type" and disclose a single table with a heading of "Productive Wells" that excludes the disclosure of "Combination-Oil and Gas" wells in lieu of disclosing the type designations as either oil wells or gas wells within your revised table. Also, please expand your narrative discussion of test wells below the table to clarify the number of test wells that will be: 1)
         fresh water supply wells, 2) water disposal wells, or 3) plugged and abandoned. Refer to the disclosure requirements in Item 1208(a) and (c) of Regulation S-K.
4.       We have read your response to prior comment 6 and note you include a general
         description of the strategy, intent and utilization of the test wells that have been drilled to date and the costs incurred during the six months ended June 30, 2022, including the costs related to the pre-drilling activities for your upcoming 2022 drilling program. Please expand your disclosure to clarify if there were any additional activities also in progress, such as wells that have commenced drilling or are being completed at the as of date of
         June 30, 2022, including such activities related to your 2022 drilling program or any of the previously drilled test wells which you plan to convert to salt water supply or disposal wells. For additional guidance, please refer to the disclosure requirements in Item 1206 of
         Regulation S-K.
 Ken Rice
FirstName
Next BridgeLastNameKen   Rice
            Hydrocarbons,  Inc.
Comapany 20,
September  NameNext
               2022 Bridge Hydrocarbons, Inc.
September
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FirstName LastName
Oil and Natural Gas Reserves, page 40

5. We note your disclosure revisions on page 41 of Amendment No. 1 indicating that you have no proved reserves or future net revenues in the Hazel Project as of December 31,
         2021 after the adjustment for the cost reimbursement obligation to Masterson. We also have read your re-filed third party reserve report, Exhibit 99.1,
which states,    This
         evaluation was completed by April 28, 2022, and revised as of August
18, 2022,    and
         observe the only change made is the Note added on page two,    As a
result of the existence
         of a remaining outstanding cost reimbursement balance of $4,768,323.73 to Masterson
         Hazel Partners LP 2021, these wells do not reflect a positive present value to Torchlight
         Energy Resources, Inc.    However, we note the accompanying economic
evaluations and
         associated inputs and results tables remain the same. Based on the future total undiscounted net income of $4.32 million less the outstanding balance owed to Masterson
         Hazel Partners of $4.77 million (difference of negative $0.45 million amount still owed), it appears Torchlight/Next Bridge has no net economically producible proved reserves. Please obtain and file an updated third party reserve report which includes the outstanding balance payout to Masterson Hazel Partners in an updated economic evaluation. Additionally, expand the disclosure in the third party reserves report and the presentation on page 41 to clarify that the revenue generated from the estimated reserves as of December 31, 2021 is insufficient to allow Masterson Hazel Partners, LP to recoup the total costs it incurred under the Option Agreement, and therefore, Next Bridge has no net economically producible proved reserves or future net income attributable to its ownership interests as of December 31, 2021. For additional guidance, please refer to definitions of economically producible, proved reserves and reserves in Rule 4-10(a)(10),
         (a)(22) and (a)(26) of Regulation S-X.
6. We note disclosure on page 41 of Amendment No. 1 that you do not have any proved reserves after the adjustment for the cost reimbursement obligation to Masterson attributable to your ownership interests as of December 31, 2021. Therefore, please revise the disclosure in paragraph one on page 41 to remove the figures relating to the ultimate oil recovery for the Flying B Ranch #3H and #4H wells. For additional guidance, please refer to the Instruction to Item 1202 regarding the prohibition of disclosing estimates of oil or gas resources other than reserves.
Business
Our Properties
Production, Price and Production Cost History
Oklahoma Properties, page 41

7. Present production, price and production cost history for the comparative six month period ended June 30, 2021.
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FirstName
Next BridgeLastNameKen   Rice
            Hydrocarbons,  Inc.
Comapany 20,
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 48

8. For both your annual and interim periods, expand your revenue discussion to quantify whether changes are attributed to changes in price or volume sold. Refer to Items
         303(b)(2)(iii) and 303(c)(2) of Regulation S-K. Also consider presenting average sales prices to your table on page 49.
Board Leadership Structure and Role in Risk Oversight , page 62

9. We note the disclosure regarding the new role of "Lead Director." Please enhance your disclosure to address whether or not your Lead Director may require board consideration of, and/or override your CEO on, any risk matters.
Exhibits
Exhibit Number 99.1 Report of Independent Petroleum Engineers,, page II-3

10. The disclosure in Exhibit 99.1 does not appear to address all of the requirements of the reserves report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include disclosure addressing the following points:

                The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

                The proportion of the registrant   s total reserves covered by
the report (Item
              1202(a)(8)(iii).

                A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

                The initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type, for the reserves included in the report (Item
              1202(a)(8)(v)).

                A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

                A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

        You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer at
202-551-4727 or John Hodgin, Petroleum Engineer at 202-551-3699 on comments regarding engineering matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Loan
Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.
 Ken Rice
Next Bridge Hydrocarbons, Inc.
September 20, 2022
Page 5




                                              Sincerely,
FirstName LastNameKen Rice
                                              Division of Corporation Finance
Comapany NameNext Bridge Hydrocarbons, Inc.
                                              Office of Energy & Transportation
September 20, 2022 Page 5
cc:       Ashley Thurman
FirstName LastName